UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA/A

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

iConsumer Corp.

(Exact name of registrant as specified in its charter)

Delaware	27-4286597
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

73 Greentree Drive, #558
Dover, DE 19904
(Mailing Address of principal executive offices)

(888) 546-7980
Issuer’s telephone number, including area code

Item 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The financial statements included in this filing as of and for the six months ended June 30, 2018 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included. Unless otherwise indicated, latest results discussed below are as of June 30, 2019.

The Company is in an early stage of development. Operations prior to January 2016 produced minimal revenues.

The Company earns revenues through offering advertising on its website, its member-focused emails, alerts and notifications in its apps, and primarily through agreements with customers (primarily retailers) for web traffic and sales referred through the iConsumer.com website and apps (commission revenue).

The Company recognizes contract revenue in accordance with FASB ASC 606. For other revenues, it only recognizes revenue when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured. Revenues from advertising were negligible in 2018 and the first half of 2019.

The Company “marks to market” its unhedged Bitcoin assets and liabilities, in accordance with FASB ASC 820. It utilized the closing price of Bitcoin on the Gemini Bitcoin Exchange on June 30, 2019. The Company has unhedged Bitcoin liabilities resulting from providing member Bitcoin back rebates in prior periods. The resulting gain or loss on that liability is reported separately as unrealized gain or loss.

Beginning in June 2015, the Company began to earn commission revenue by directing members to participating retailers. Measurable revenue from operations began in January 2016.

Starting in the third quarter of 2016 and continuing throughout 2019, the Company launched improved generations of its mobile apps for Apple IOS and Android. It also launched updated versions of the iConsumer Button for Chrome, Safari, Firefox, and Internet Explorer. Regular releases of the apps and the Button have occurred during that time. These technologies are provided under the license agreement with Outsourced Site Services, LLC (“OSS”), outlined more fully below.

In order to have a platform that could comply with U.S. securities regulations, the Company filed an offering statement with the Securities and Exchange Commission (“SEC”) under Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”). That offering statement was first qualified in September 2016 and the Company began an offering under Regulation A. It began issuing and transferring shares of its Series A Non-Voting Preferred Stock to its members and selling equity for cash.

1

During the first quarter of 2017, the Company increased the offering price of the Series A Non-Voting Preferred Stock to $0.09 per share. The Company officially announced that it was leaving its “beta testing” phase in February, and commenced full operating mode. The Company began advertising heavily to build its membership base, and its base of potential cash investors. The Company’s offering statement was requalified by the SEC on February 13, 2017 and was a continuous offering. The offering remained open until February 13, 2018. Under SEC rules, an issuer that is offering securities on a continuous basis under Rule 251 of Regulation A must amend its offering statement annually to update the financial information in the offering circular and to reflect any other changes to its disclosure. The Company failed to amend its offering statement on a timely basis. As a result, that offering statement was no longer available for the Company to make stock awards to members who made purchases after February 13, 2018 and through May 23, 2018, a period during which the Company permitted members to earn stock. Stock awards accrued during that period may not have been exempt from the registration or qualification requirements under federal securities laws, may have been accrued in violation of federal securities laws and may have been subject to rescission.

During the second quarter of 2017, the Company continued to advertise heavily. By the end of the period, the Company had grown from approximately 13,000 members at the beginning of February 2017, to over 40,000 members.

The Company filed a Form 1-Z to notify the closing of the Regulation A offering in May 2017, to comply with the instructions of the Financial Industry Regulatory Authority (“FINRA”), in order to commence the process of applying for quotation of its Series A Non-Voting Preferred Stock on the OTCQB market. That 1-Z filing was later withdrawn. At the time of the filing, the Company had approximately 2,600 shareholders, and had raised approximately $148,500 from cash investors.

The Company launched an offering of convertible debt under Rule 506(c) of Regulation D promulgated under the Securities Act in September 2017. As of December 31, 2017, the Company had raised $154,721 in that offering and did not sell any convertible debt in 2018 or 2019. See “—Liquidity and Capital Resources.”

The Company filed a new offering statement on Form 1-A for its second Regulation A offering on January 29, 2018. The offering price for its Series A Non-Voting Preferred Stock changed to $0.15 per share under this filing. On June 13, 2018 the SEC qualified the Company’s offering statement. On June 14, the Company began awarding shares again. This offering is a continuous offering and remained open as of June 30, 2019. As of June 30, 2019, it had closed on cash investments in that offering from 35 individuals, representing $44,334 of invested capital.

On February 13, 2018 the previously qualified offering that allowed the Company to offer and issue shares expired. The Company’s terms and conditions for audience members stated that in the event the Company did not have a qualified offering, the Company was not obligated or able to award shares. The SEC took the position that Company was still offering shares after February 14, 2018. On June 8, 2018 the Company filed a Form 1-A offering statement to make a rescission offer under Regulation A, offering to rescind the bundle of shares and Bitcoin awarded to members between February 13, 2018 and May 24, 2018. On October 26, 2018 the SEC qualified that rescission offering. The rescission offer was completed December 6, 2018. Two persons accepted the offer.

The Company’s revenues were negatively impacted during May 2018 and June 2018 by its inability to offer its equity as a reward. Subsequent to June, the Company’s revenues returned to their pre-May 24, 2018 levels.

The Company completed its testing of widely varying member incentives in January 2018. The primary factors affecting gross income (revenue) are the number of users of the Company’s services (members), the amount each member spends, and the commission rates paid by participating retailers. By adjusting the percentage of the gross income and/or equity shared with the member in the form of rebates, the Company can affect the amount of gross income earned. Generally, the higher the percentage, the more likely a member will make a transaction that generates revenue.

2

On December 23, 2017, the Company transitioned from providing rebates in the form of cash to providing rebates in the form of Bitcoin. On November 12, 2018 the Company transitioned back to providing rebates in the form of cash, while retaining the ability to provide fulfillment of the cash owed as a rebate via remitting Bitcoin, at the member’s option.

The Company must update its currently open offering at least once yearly and the SEC must qualify it again for it to remain open and effective. Among other things, an open and qualified offering allows the Company to offer its equity as an incentive. On June 13, 2019, the SEC qualified the offering originally qualified on June 13, 2018. The requalified offering eliminated the option for a cash investor to use Bitcoin in lieu of cash.

On August 1, 2019, subsequent to the date of the financial statements contained herein, the Company transitioned to providing newly earned rebates solely in the form of the Company’s equity. It eliminated “cash back”. The Company believes that offering a singular form of rebate (solely stock, instead of a combination of stock and cash) will be a more persuasive and easily communicated marketing message. As part of that transition, it changed the offering price of its Series A Non-Voting Preferred Stock to $0.18 per share.

In order to support quotation on the OTCQB market, on January 12, 2018 the Company amended the liquidation preference for the Series A Non-Voting Preferred Stock by consent of the holders of a majority of the Common Stock and Series A Non- Voting Preferred Stock. The amendment reaffirmed that shareholders of record as of January 12, 2018 had a liquidation preference equal to the Original Issue Price of their shares and that subsequent holders of the stock will not have a liquidation preference.

Additionally, the amended language eliminated the liquidation preference for shareholders who acquire their shares subsequent to January 12, 2018.

Gross profit is gross income less the direct costs of that income (i.e., rebates). Rebates may have cash (including Bitcoin when applicable) and non-cash components. The non-cash component reflects the estimated fair value, as reflected in the most current offering circular, of the preferred stock to be transferred to the member as the earned rebate. The Company focuses on the cash component of its gross profit as the best indicator of results.

As of a result of the August 1, 2019 transition to rebates being solely in the form of the Company’s equity, the Company has prospectively eliminated the cash component of its cost of revenue.

The amount spent on marketing is likely to be larger in relation to the number of members in the earlier days of operations, decreasing as the number of members grows.

The technology used by iConsumer to operate its website is licensed from OSS, where it has been used for 21 years for the operations of iGive, a business that caters to online shoppers who are interested in helping non-profits. iConsumer receives services from OSS, which include hosting, servers, support, internet connectivity, and interconnections with retailers. OSS also provides marketing, management, and accounting services. OSS also employs and compensates Robert Grosshandler, Kimberly Logan, and Sanford Schleicher, all of whom are key to the Company’s successful operation.

These services are provided pursuant to an Amended and Restated Software License and Services Agreement dated May 25, 2016, between OSS and the Company (the “License Agreement”). The provisions of the License Agreement with OSS will significantly affect the Company’s financial results. Under the License Agreement, the Company pays 20% of its gross revenue to OSS. The License Agreement provides that in the event the Company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the Company will pay 5% of its gross revenues to OSS, which would likely change the Company’s gross margins and profitability. In the event the Company decides to provide for itself the support services provided by OSS, the Company’s gross margins and profitability are likely to change, and the current results of operations may not be indicative of what they would be if the Company provided for its own support services.

3

Both iGive and OSS are 100% owned by Robert Grosshandler.

Results of Operations

Six Months ended June 30, 2019 Compared to Six Months ended June 30, 2018

Revenues for the six months ended June 30, 2019 were $89,130, an increase from revenues of $73,378 in the same period in 2018. Revenues were primarily composed of commissions from retailers.

A portion of the Company’s expenses were in the form of preferred stock, a non-cash item. The stock was valued at $0.09 per share between February 12, 2017 and June 13, 2018, $0.15 per share through July 31, 2019, and $0.18 per share thereafter. The value reflects the price paid by third party cash purchasers in the Regulation A offering.

Prior to 2019, a portion of the Company’s expenses were in the form of Bitcoin, a cryptocurrency. Bitcoin was valued as of the day the expense was incurred, based upon the closing price for that day on the Gemini Bitcoin Exchange. Any change in value in unhedged Bitcoin liabilities arising from the Company’s Bitcoin rebate operations prior to 2019 are reflected in unrealized gains and losses.

The Company’s cost of revenues for the first six months of 2019 amounted to $151,094, compared to $116,377 for the same period in 2018. Cost of revenues for the first six months of 2019 included $103,838 in preferred stock, an increase from $87,293 in 2018.

Operating expenses were $215,057 through June 30, 2019, compared to $153,617 for the same period in 2018. The primary components of operating expenses were as follows:

•	Marketing expense increased to $124,674 from $37,589, reflecting the Company’s increased marketing efforts. The member stock awards included as a marketing expense – a non-cash item (primarily rewards for joining and referring other shoppers) — were $45,620, up from $16,905 in 2018. The Advertising and Promotion expense was $79,054, up from $20,684 in 2018. Marketing expense did not include expenses related to the Company’s offering under Regulation A. Expenses related to the offering were capitalized to prepaid expenses and are charged against shareholder’s equity when the offering is closed.

•	Fees to OSS were $17,487 for the first six months of 2019, a decrease from fees of $14,748 in 2018. This reflected the reduction in gross income. This affiliated company (owned by Mr. Grosshandler) provides most of the services needed to operate iConsumer. Most specifically, the overheads of creating member-oriented marketing campaigns and the overhead of managing the network of approximately 2,000 retailers are borne by OSS. Additionally, all of the costs of developing and operating the technology are the responsibility of OSS. In accordance with the agreement with OSS, the expense is calculated as 20% of gross revenues. If iConsumer was not using OSS to provide these services, the results of its operations might be significantly different.

•	Legal fees for the first six months of 2019 were $6,196, compared to $31,003 in 2018, primarily as a result of decreased regulatory burden.

•	Accounting fees were $35,000 for the first six months of 2019, compared to $41,955 in 2018.

Unrealized losses from unhedged Bitcoin liabilities resulting from Bitcoin rebates earned in 2018 were $24,895.

As a result of the foregoing factors, the Company recorded a net loss of $301,916 for the first six months of 2019, compared to a net loss of $196,256 for the same period in 2018.

4

Liquidity and Capital Resources

As of the date of this report, iConsumer has a low level of liquid assets. The Company is completely dependent on the proceeds from a continuing offering of equities under Regulation A and support from affiliated companies to execute its plan of operations. In September 2016, the Company commenced its offering under Regulation A. It offered up to $2,000,000 of its Series A Non-Voting Preferred Stock at a price of $0.045 per share, subsequently raised to $0.09 per share, subsequently raised to $0.15 per share, and subsequently raised to $0.18 per share. The Company received $20,341 in cash from the sale of its preferred securities in the Regulation A offering in 2017, including $7,000 in cash that was a receivable at the end of 2016. The Company received $1,222 in cash from the sale of its preferred securities in 2018 at $0.09 per share, and $40,288 at $0.15 per share. It has received $5,800 between January 1, 2019 and June 30, 2019 at $0.15 per share. In September 2017, the Company commenced a private placement under Rule 506(c) of Regulation D of up to $2,000,000 aggregate principal amount of 8% Convertible Promissory Notes due 2020, convertible into shares of its Series A Non-Voting Preferred Stock, at the holder’s option, at a price of $0.075 per share. As of December 31, 2017 the Company had raised $154,721 under that offering. As of December 31, 2018 the Company had raised an additional $13,000 under that offering. The Company has no debt, other than the Convertible Promissory Notes, outside of its obligations to remit earned cash back to members when due, and no obligations to make any capital expenditures. The Company has no bank lines or other financing arranged. The Company currently has an offering statement qualified under Regulation A for the sale of its preferred securities.

Rescission Offer

Under SEC rules, an issuer that is offering securities on a continuous basis under Rule 251 of Regulation A must amend its offering statement annually to update the financial information in the offering circular and to reflect any other changes to its disclosure. The Company failed to amend its offering statement (SEC File No. 24-10480) that was re-qualified by the SEC on February 13, 2017 on a timely basis. As a result, that offering statement was no longer available for the Company to make stock awards to members who made purchases after February 13, 2018 and through May 23, 2018. We permitted members to earn stock awards from February 14, 2018 until May 23, 2018. Stock awards accrued during that period may not have been exempt from the registration or qualification requirements under federal securities laws, may have been accrued in violation of federal securities laws and may be subject to rescission.

On October 27, 2018, the Company commenced a rescission offer under Regulation A to 2,020 persons who had award transactions during that period. The rescission offer was open until December 6, 2018. It provided a mechanism for eligible members to, at their option, reverse the transactions that resulted in them earning stock and other rebates during the period in question. Two persons accepted the rescission offer for 1,824 shares, and the reversal of $48 in Bitcoin. The company is awaiting executed documentation from the rescinding members to complete the transactions. It had no material effect on 2018 results.

Trend Information

The Company is reliant on the economic trends affecting online shopping in the United States. The addition of Bitcoin-based rebates made the Company increasingly subject to worldwide economic trends affecting online shopping. The cessation of offering Bitcoin-based rebates in November, 2018 reduced the influence of worldwide shopping trends. The migration of retail shopping from physical locations to the internet continues and is expected to continue into the foreseeable future. The Company believes that this trend is positively affecting its growth.

5

Amazon continues to enjoy a significant share of that online retail growth. The Company has a relationship with Amazon, but the revenues from that relationship are negligible. Should the Company succeed in increasing the share of its revenues from Amazon, the Company would have increased customer concentration risk.

Retailers that rely primarily on physical locations are under significant economic pressure. Many of them are going through or will go through bankruptcy proceedings. The Company has relationships with some of those retailers. The Company will be negatively affected to a greater or lesser degree by retailer defaults. Mitigating that trend is the fact that their customers are migrating to companies with which the Company already does business.

The credit risk associated with retailer bankruptcies is mitigated in two ways. First, the Company’s service providers monitor those risks, and seek deposits and advance payments from retailers they deem risky. Second, the Company does not owe rebates to its members unless the revenues those rebates are calculated upon are received.

The Company utilizes online advertising to attract new members. Online advertising continues to grow as a percentage of the advertising market. The cost of the Company’s advertising is subject to change, both up and down, depending on the state of the advertising market.

The addition of Bitcoin-based rebates subjected the Company to advertising risks. Many advertising outlets do not allow advertisements promoting Bitcoin or other cryptocurrencies. This limited the Company’s advertising options, and may result in higher advertising costs. The Company ceased offering Bitcoin-based rebates in November, 2018, but certain advertising outlets may be slow in acknowledging that change. As of June 30, 2019 the Company does not believe it is experiencing any negative effects from Bitcoin-based advertising prohibitions.

A significant source of new members comes from advertising on (or being listed on) web sites that aggregate offers from cash back sites (iConsumer and its competitors). Those sites may not accept advertising from the Company, nor list its offers, if the Company does not offer cash back. On August 1, 2019 the Company ceased offering cash back. Several of the aggregator web sites stopped featuring the Company’s offers, either completely or prominently. It is too soon to determine whether this has a negative effect on the Company’s revenues.

Consumers’ internet use, and especially mobile internet use, continues to grow. The Company believes this increase can result in more member growth. Navigating the transition from desktop to mobile internet use presents challenges for the Company. The Company utilizes technology partners that continue to invest heavily in platforms that are intended to make the Company’s offerings attractive to existing members and prospective members who use the internet from mobile devices.

The cost and difficulty of hiring or retaining qualified employees continues to increase. While the Company does not have any direct employees, it is dependent on its service partners’ abilities to attract and retain employees. The Company believes that its ability to operate virtually will help to mitigate the increased employee challenge.

The Company’s ability to raise money is affected by the stock market, and in particular, the acceptance of companies using Regulation A as amended under the 2012 JOBS Act.

6

The alternative markets (e.g. OTC) continue to revise their standards for quotation. Those revisions may make it harder or more expensive for the Company to obtain or maintain a market for its securities.

While the Company promotes itself as a long-term investment, shareholders are generally interested in being able to deposit their shares in a brokerage account to facilitate an eventual sale of those shares. The standards used by brokers to accept such deposits are out of the control of the Company. During the third quarter of 2019, the Company began to receive increasing reports that brokers were not accepting deposits of the Company’s shares. If this difficulty continues or gets worse, it will probably negatively affect members’ interest in using the Company’s services.

The competition has begun to utilize alternative advertising mechanisms. eBates continues to utilize TV advertising to a greater extent than observed in prior years. As of the date of this report, eBates has begun rebranding as Rakuten, and spending significant sums supporting that effort.

The adoption of new mobile wireless technologies such as 4G and soon, 5G, continue to make mobile usage of the Company’s offerings more likely.

Alternative blockchain-based competitors are beginning to appear in non-U.S. markets. The Company expects blockchain-based competitors, including eBates / Rakuten, to enter the U.S. market at some point.

The price of Bitcoin fell during most of 2018. The trend during 2019 has been for the price of Bitcoin to increase. To the extent that iConsumer has liabilities that may only be satisfied with Bitcoin, and to the extent that the Company does not own sufficient Bitcoin to satisfy those liabilities, the Company is exposed to the risk of the increasing price of Bitcoin.

Item 2. Other Information

None.

7

Item 3. Financial Statements

iConsumer Corp.

BALANCE SHEETS

June 30, 2019 and December 31, 2018

	6/30/2019	12/31/2018
	(unaudited)	(audited)
ASSETS
Current Assets
Accounts Receivable	$11,289	$9,363
Due from Escrow Agents	$4,770	$1,758
Bitcoin	$2,411	$632
Prepaid Expenses	$5,755	$12,334
Total Current Assets	$24,225	$24,087
TOTAL ASSETS	$24,225	$24,087
LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$107,150	$71,213
Checks Written in Excess of Cash	$15,580	$26,617
Member Bitcoin Payable	$52,366	$31,801
Member Cash Back Payable	$152,026	$122,579
Total Current Liabilities	$327,122	$252,209
Non-Current Liabilities
Convertible Notes Payable, Net	$123,751	$107,853
Due to Related Parties	$324,475	$268,489
Total Non-Current Liabilities	$448,226	$376,342
Total Liabilities	$775,348	$628,551
Stockholders' Equity (Deficit)
Paid in Capital	$1,635,184	$1,480,141
Retained Earnings (Deficit)	$-2,595,027	$-2,293,111
Common Stock 150,000,000 authorized, $0.001 par, 100,000,000 issued and outstanding at June 30, 2019 and December 31, 2018	$100,000	$100,000
Series A Non-Voting Preferred Stock 250,000,000 authorized, $0.001 par, 108,505,206 and 108,720,308 issued & outstanding at June 30, 2019 and December 31, 2018	$108,720	$108,505
Total Stockholders' Equity (Deficit)	$208,720	$208,505
Total Equity (Deficit)	$-751,123	$-604,465
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)	$24,225	$24,087

See accompanying notes to the financial statements

8

iConsumer Corp.

STATEMENTS OF OPERATIONS

For six month periods ended June 30, 2019 and June 30, 2018

	6/30/2019	6/30/2018
	unaudited	unaudited
Revenues:
Commissions from Merchants	$89,130	$72,151
Miscellaneous Income	$0	$1,587
Total Income	$89,130	$73,738
Cost of Revenue
Member Bitcoin Back Rebate	$0	$29,084
Member Cash Back Rebate	$47,256	$0
Member Stock Back Rebate	$103,838	$87,293
Total Cost of Revenue	$151,094	$116,377
Gross Profit (Loss)	$-61,964	$-42,639
Operating Expenses
Accounting	$35,000	$41,955
Debt Issuance Costs	$21,816	$15,364
Legal Fees	$6,196	$31,003
Marketing
Member Stock Awards	$45,620	$16,905
Advertising & Promotion	$79,054	$20,684
Membership Expenses	$627	$1,391
Miscellaneous Expenses	$0	$0
OSS Service Fee	$17,487	$14,748
Other Professional Fees	$3,000	$0
Stock Issuance Fees	$6,257	$11,567
Total Operating Expenses	$215,057	$153,617

Other Expenses
Unrealized Loss on Unhedged Bitcoin Liability	$24,895	$0
Total Other Expenses	$24,895	$0
Net Loss	$-301,916	$-196,256

See accompanying notes to the financial statements

9

iConsumer Corp.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six months ended June 30, 2019, and year ended December 31, 2018

					Additional		Total
	Common Stock		Preferred Stock		Paid-In		Stockholders’
	Number of	Amount	Number of	Amount	Capital	Accumulated	Equity
	Shares	Par .001	Shares	Par .001	(Deficit)	Deficit	(Deficit)
Balance at December 31, 2017 (audited)	100,000,000	$100,000	107,282,913	$107,283	$1,125,811	$(1,868,511)	$(535,417)

Stock Distributed to Investors			326,239	$326	$49,839		$50,166
Stock Distributed to Members			896,053	$896	$(896)		$0
Stock Earned by Members					$270,087		$270,087
Recognition of Beneficial Feature Related to Convertible Notes					$35,300		$35,300
Net Loss						$(424,600)	$(424,600)
Balance at December 31, 2018 (audited)	100,000,000	$100,000	108,505,206	$108,505	$1,480,141	$(2,293,111)	$(604,464)

Stock Distributed to Investors			38,667	$39	$5,761		$5,800
Stock Distributed to Members			176,436	$176	$(176)		$0
Stock Earned by Members					$149,458		$149,458
Recognition of Beneficial Feature Related to Convertible Notes							$0
Net Loss						$(301,916)	$(301,916)
Balance at June 30, 2019 (Unaudited)	100,000,000	$100,000	108,720,309	$108,720	$1,635,184	$(2,595,027)	$(751,123)

See accompanying notes to the financial statements

10

iConsumer Corp.

STATEMENT OF CASH FLOWS

For six month periods ended June 30, 2019 and June 30, 2018

	6/30/2019	6/30/2018
	unaudited	unaudited
OPERATING ACTIVITIES
Net Loss	$-301,916	$-196,256
Adjustments to reconcile Net Loss to net cash provided by operations:
Shares Earned by Members	$149,458	$106,777
Non-Cash Interest Expense	$14,782	$5,936
Changes in Operating Asset & Liabilities
Bitcoin	$-1,779	$-2,229
Accounts Receivable	$-1,926	$-14,929
Accounts Payable	$35,937	$41,033
Prepaid Expenses	$6,578	$5,000
Member Cash Back Payable	$29,448	$-72,796
Member Bitcoin Payable	$20,564	$36,089
Net cash provided by Operating Activities	$-48,854	$-91,375
FINANCING ACTIVITIES
Increase in Receivable from Escrow Agency	$-3,011	$-15,557
Checks Written in Excess of Cash	$-11,037	$-28,783
Increase in Due to Related Party	$55,985	$104,265
Proceeds from Issuance of Preferred Stock	$5,761	$13,013
Proceeds from Issuance of Convertible Notes Payable	$1,117	$18,128
Stockholders’ Equity: Preferred Stock	$39	$309
Net cash provided by Financing Activities	$48,854	$91,375
Net cash increase (decrease) for period	$0	$0
Cash at beginning of period	$0	$0
Cash at end of period	$0	$0

See accompanying notes to the financial statements

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iConsumer Corp.

NOTES TO THE FINANCIAL STATEMENTS

For the six month period ended June 30, 2019

NOTE 1: NATURE OF OPERATIONS

iConsumer Corp. (the “Company”), is a corporation organized December 16, 2010 under the laws of Delaware.   The Company was formed to provide money saving services to consumers through a website that is designed to be searchable and discoverable by Google.  On June 19, 2015 it began “test the waters” operations to determine product and service viability for a new service aimed at providing consumers cash back rebates based upon their shopping at participating retailers.  As of December 31, 2015, it had not generated significant revenue.

Measurable revenue from operations began in January 2016. The Company’s revenues varied significantly each month during 2016 as it refined its marketing and promotional offers. In the years preceding the commencement of its principal operations, the Company actively provided the service of directing web traffic to iGive.com, primarily aimed at Google and other search engines.

Through June 19th, 2015, the Company’s activities consisted of formation activities and preparations to raise additional capital as described in Note 6.  These activities continued through 2015. In 2016, the Company’s offering statement was qualified by the Securities and Exchange Commission (“SEC”) under Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and the Company became fully operational.

The Company’s Regulation A offering statement was re-qualified by the SEC in February 2017, reflecting the change of the stock price from $0.045 per share to $0.09 per share. To comply with the Financial Industry Regulatory Authority’s (“FINRA”) instructions, the Company filed a Form 1-Z to notify the closing of the Regulation A offering in May 2017. FINRA required this in order for the Company to commence the process of applying for quotation of its Series A Non-Voting Preferred Stock on the OTCQB market. That 1-Z filing was later withdrawn. Under SEC rules, an issuer that is offering securities on a continuous basis under Rule 251 of Regulation A must amend its offering statement annually to update the financial information in the offering circular and to reflect any other changes to its disclosure. The Company failed to amend its offering statement (SEC File No. 24-10480) that was re-qualified by the SEC on February 13, 2017 on a timely basis. From May 2017 until June 13, 2018, the Company did not issue any shares under a Regulation A offering statement.

On June 13, 2018, the SEC qualified the Company’s offering statement for a new offering under Regulation A. The share price in this offering was raised to $0.15 per share. This offering is a continuous offering and remained open as of June 30, 2019. On June 13, 2019 the Company’s Regulation A offering statement was re-qualified by the SEC. Subsequent to the date of these financial statements, on August 1, 2019, the Company raised the offering price to $0.18 per share.

On October 26, 2018 the SEC qualified the Company’s offering statement in connection with a rescission offer under Regulation A. This offering covered stock that may have been earned by members between February 13, 2018 and May 23, 2018. It provided a mechanism for eligible members to, at their option, reverse the transactions that resulted in them earning stock and other rebates during the period in question. The rescission offer was open from October 27, 2018 until December 6, 2018. Two members took advantage of the rescission offer for 1,824 shares and the reversal of $48 in Bitcoin. The company is awaiting executed documentation from the members to complete the transactions.

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The Company received a ticker symbol from FINRA in December 2017. The Company made application to The Depository Trust Corporation (DTC) in January to facilitate the electronic transfer of its stock. The first trade of RWRDP occurred in March 2018. The Company’s stock is highly illiquid and the price highly volatile, and is likely to remain so for the foreseeable future.

Between December, 2017 and November, 2018, the Company offered rebates in the form of cash, the Company’s traded equity (RWRDP), and Bitcoin. Before and after that period the Company offered rebates in the form of cash and RWRDP.

Subsequent to the date of these financial statements, on August 1, 2019 the Company ceased offering cash-based rebates, and solely offering rebates in the form of RWRDP.

The Company is dependent upon additional capital resources for the continuation of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to fully operationalize the Company’s planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

The Company adopted the calendar year as its basis of reporting.

Adoption of New Accounting Standards

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. For periods before January 1, 2018, the Company recognized revenue in conformance with ASC 605. Due to the nature of the Company’s business (it is an agent for its customers and it only recognized revenue after any and all performance obligations were complete) there is no effect of adopting ASC 606 on prior periods and no restatement is warranted.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash equivalents can include time deposits, Bitcoin, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

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Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  There are no allowances for doubtful accounts established as of June 30, 2019 or December 31, 2018.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. No property or equipment has been recorded as of June 30, 2019 or December 31, 2018.

Revenue Recognition

The Company earns revenues through commissions, royalties, and advertising on its website, its mobile apps, and browser add-ons. The Company recognized revenue in accordance with FASB ASC 605 through December 31, 2017, only when the price was fixed or determinable, persuasive evidence of an arrangement existed, the services had been provided, and collectability was assured.  Significant revenues began being recognized beginning in the year ended December 31, 2016 and continued through December 31, 2017.

As of January 1, 2018, the Company recognizes revenue in accordance with FASB ASC 606. As a public business entity as defined by FASB, we are required to disclose revenue disaggregated according to the timing of transfer of goods or services. We are required to provide qualitative information about how economic factors affect our revenue and cash flows. We disclose certain details about contracts, including performance obligations. We disclose judgments made in evaluating revenue. We continue to only recognize non-contract revenue when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured

Contracts, Revenue Disaggregation, Performance Obligations, Transaction Price, Allocation, Timing, Principal vs. Agent, Risk Concentration, and Significant Judgments

Contracts

The Company primarily receives commission revenue from approximately 2,000 U.S.-based online retailers (the Company’s customers) in exchange for the Company assisting those retailers in making sales to the retailers’ customers and prospective customers located primarily in the United States. Contracts generally take one of three forms. A master contract with transaction aggregators (e.g. Commission Junction, Linkshare / Rakuten, PHG). The transaction aggregator provides the Company with opportunities with retailers. That contract is “opt-in”. That is, simply by using their services the Company agrees to a set of policies and procedures. Second, a direct contract with the retailer (e.g. Amazon). And third, oral contracts. All of these contracts are generally cancellable at will by either party. There may or may not be a notice provision. A non-material number of customers and members are located outside the United States.

The contracts generally provide for mechanisms to simply change the terms of a particular offer, typically commission rates, affected SKUs, and timing.

The Company does not have revenue generating contracts with its members.

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Disaggregation

There is no material basis upon which to disaggregate 95% of the Company’s revenue. The Company does not find that disaggregating by customer location, line of business, customer size, contract length, a customer’s contracts with its customers, timing of transfer, or sales channel is possible, or if possible, material.

The number and small relative size of each customer makes such analysis moot.

Large customers (e.g. Walmart) are broad line retailers. While a portion of the transactions generated by iConsumer members may have the potential for meaningful disaggregation, the Company does not receive sufficiently granular data to make that judgment possible.

Approximately 5% of the Company’s transactions by revenue come from customers providing travel services (e.g. Expedia, Orbitz) in 2018 and the first six months of 2019. The balance of the Company’s customers serve essentially the same function to essentially the same online audience via the same channels under similar short term contracts via online retail sales.

We believe that travel services may respond differently to changes in the economy or societal issues. In addition to the standard broad economic risks, the Company’s customers that provide travel and travel related services to our audience members are subject to an additional set of risks. A reduction in travel expenditures can occur, even if the broad economy’s health doesn’t change. Changes in fuel prices, terrorist threats, communicable diseases, and war are some of the factors that our audience members may take into account when booking travel.

Performance Obligations

As an agent for the customer, the Company’s performance obligation to a customer is created and completely fulfilled simultaneously. Generally, the retailer has agreed to pay the Company a commission when an iConsumer member (a user) makes a purchase at the retailer. In rare instances, the retailer has agreed to pay the Company a fee for showing advertising to the Company’s members. The Company is generally not obligated to promote the customer to its members. However, if it does, and the member makes a purchase from the customer, the customer is obligated to compensate the Company. If the Company does elect to promote the customer to its members, it has simultaneously created and fulfilled its obligation. The Company is responsible, but not obligated, for advertising the availability of the retailers’ offerings and facilitating the navigation of the user to the retailers. The retailer is solely responsible for executing sales to its customers.

Principal vs. Agent

For purposes of ASC 606, the Company is an agent of the customer. As such, it only recognizes the commission revenue generated by the transaction.

Generally, the retailer has agreed to pay the Company a commission when an iConsumer member (a user) makes a purchase at the retailer. If the retailer has agreed to pay the Company for advertising services, the retailer will owe the Company money once the user has been shown the retailer’s advertisement. As June 30, 2019 there have been no material advertising revenues. The Company is responsible for advertising the availability of the retailers’ offerings and facilitating the navigation of the user to the retailers. The retailer is solely responsible for executing sales to its customers.

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Timing

The Company recognizes revenue as of the date of the transaction between the customer and its customer (the member), assuming the Company believes that such a transaction has a low likelihood of being reversed by the customer. In the event that a transaction has characteristics that cause the Company to believe that it has a higher likelihood of being reversed by the customer, the Company will recognize revenue for that transaction after the commission payment for that transaction is received.

The retailer is responsible for reporting that purchase or other commissionable activity, and the pertinent details of that purchase, including transaction price and commission amount, to the Company, almost exclusively after the retailer has shipped goods or provided the service.

For advertising revenue (non-material at this time) the Company recognizes revenue on the date an advertisement was shown.

Payment is generally due and received within 90 days after the transaction occurs. If a user returns the goods or service, the retailer has the right to reverse the transaction. User returns, if they occur, are generally recognized in the same accounting period as they were originally recognized. The Company closes its books approximately 45 days after the period end, which allows it to capture those returns. In the Company’s judgment, there is no material time-based obligation or variable consideration remaining after the close of its books and subsequent financial statement reports.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash and counter-party risk associated with the hedging of Bitcoin using futures. As of November 12, 2018 the Company ceased offering members the opportunity to earn rebates denominated in Bitcoin. The Company will place its cash and cash equivalents other than Bitcoin with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds or with whom it has deposits, and as such, it believes that any associated credit risk exposures are limited. The Company utilized the Chicago Board Options Exchange and the Chicago Mercantile Exchange to hedge Bitcoin exposure. Those exchanges manage counter-party risk as part of their futures contracts.

Concentration of Customer and Customer Credit Risk

The Company is exposed to concentration of customer risk. For the first six months of 2019, it had two customers that represented over 23% of its revenues, and its top five customers represented approximately 38% of revenue. For the same period in 2018, it had five customers that represented 28% of its revenues. Should those customers stop doing business with the Company, the Company would be significantly adversely affected. Should those customers not pay the Company the monies owed to the Company, the Company would be significantly adversely affected. The impact of non-payment would be mitigated as the Company is not obligated to provide rebates to members if the Company does not get paid.

Concentration of Member (User) Risk

The Company is exposed to concentration of member risk. In the first six months of 2019, it had one member whose purchases generated approximately 12% of the Company’s revenues and it had five members who generated approximately 30% of the Company’s revenues. In 2018, it had one member whose purchases generated approximately 11% of the Company’s revenues and it had five members who generated approximately 25% of the Company’s revenues. Should those members stop shopping at stores via iConsumer, the Company would be significantly negatively impacted.

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Significant Judgments

The Company has implemented procedures in 2018 to identify transactions that do not meet its standards. Such transactions are not recognized as revenue until payment is received. These procedures utilize a combination of member transaction history, customer transaction history, customer payment history (at the transaction level), quality of customer reporting, aging of accounts receivable, and other characteristics to make this determination. As of December 31, 2018, approximately $4,250 of transactions that may have been recognized as revenue under the procedures in place before July 1, 2018 were not recognized and were not reflected on the financial statements dated December 31, 2018. As of June 30, 2019 the Company received payment for those transactions and the Company recognized the revenue in the financial statements dated June 30, 2019.

The Company has no unfulfilled performance obligations to customers with regard to these transactions.

Cost of Revenue

For 2018, the Company’s targeted cash back was 40% of revenue. During 2018, the Company did not frequently vary from its target of 40% cash or Bitcoin back. During the first six months of 2019, the Company targeted 80% cash back. The Company reflects 100% of cash or Bitcoin back awards as Cost of Revenues. As of August 1, 2019 the Company does not offer cash back rebates. The Company recognizes 100% of the value of stock rebates earned directly as the result of a purchase to be Cost of Revenue. For the statements dated June 30, 2018, the Company used the closing price of Bitcoin on the Gemini Exchange as of the date the liability was incurred to calculate Member Bitcoin Back Rebate. The Company ceased offering Member Bitcoin Back Rebates in 2018, but a portion of the liability incurred in prior periods remained in 2019. Changes to value of the outstanding Bitcoin liability incurred as a Cost of Revenue in prior periods are reflected in Unrealized Gains or Losses.

Unrealized Gains or Losses

The Company complies with the requirements of FASB ASC 780 with regards to “mark to market” accounting for its Bitcoin assets and liabilities, using the closing price of Bitcoin on the Gemini Exchange as of June 30, 2019. The Company’s unhedged Bitcoin liability, arising from Member Bitcoin Back Rebates earned in 2018, increased $24,895.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering" with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholder’s equity upon the completion of the offering. The Company ceased making sales under its offering statement discussed in Note 6 in February, 2018 and resumed making offerings in June, 2018. It had a rescission offering that began and ended in 2018. It began another equity offering in June, 2018 which remained open as of June 30, 2019.

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates that are expected to be effective when the benefits from the deferred tax assets are realized. At December 31, 2018, and December 31, 2017, the Company had deferred tax assets of approximately $650,000 and $550,000 respectively, related to net operating loss carryforwards (NOL). At December 31, 2018 the Company has not reflected any change in the deferred tax assets from prior periods. Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future and utilize the NOL’s before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero. The effective tax rate is different from the expected federal tax rate due to the valuation allowance and state income taxes.

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The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company did not have any material unrecognized tax benefit as of December 31, 2018 or December 31, 2017. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the six months ended June 30, 2019 and June 30, 2018 the Company recognized no interest or penalties.

The Company is required to file U.S. federal tax returns. The U.S. federal tax returns were not filed for the Company for the years 2010-2014, in violation of IRS regulations and federal statutes. The Company filed the returns for each of the years 2010-2014 during July 2015. The Company also filed its return for 2015. As each year incurred a net operating loss, no taxes were due when the returns were filed. However, $100 late filing penalties were assessed and paid for each year, other than 2015. The Company believes it is in compliance after filing these returns. The Company has filed its 2016 and 2017 tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject. The Company has filed for an extension to file U.S. federal tax returns for 2018.

Stock Distributable to Members

In January of 2017 the Company began to estimate and recognize the difference between the shares earned by and due to members that likely will be issued and transferred in the current year and shares earned that will likely be issued and transferred in a future period. Beginning in June of 2017 the Company clarified to members that a member may be charged a fee for such issuance and transfer. As of December 31, 2018, no member has been charged a fee. The Company began to charge a $7.50 fee in 2019. Stock is issued and transferred only upon the request of a member and payment of the fee.

As of May 11, 2017, the Company ceased issuing and transferring shares, because it filed a Form 1-Z to notify the closing of its offering, as required by FINRA, so that FINRA would issue the Company a ticker symbol. The Company subsequently withdrew the Form 1-Z. The offering statement remained qualified until February 13, 2018. Under SEC rules, an issuer that is offering securities on a continuous basis under Rule 251 of Regulation A must amend its offering statement annually to update the financial information in the offering circular and to reflect any other changes to its disclosure. The Company failed to amend its offering statement on a timely basis. The Company had begun offering members who earned stock awards prior to February 13, 2018 the opportunity to have their shares issued and transferred. No shares were issued or transferred between May 2017 and June 13, 2018. The Company’s Regulation A offering was qualified by the SEC on June 13, 2018, allowing it to offer, issue, and transfer shares for activity subsequent to June 13, 2018. The Company’s Regulation A offering was requalified by the SEC on June 13, 2019.

Had the Company made Stock awards between February 13, 2018 and May 23, 2018, they may not have been exempt from the registration or qualification requirements under federal securities laws, may have been issued in violation of federal securities laws and may be subject to rescission. The Company conducted a rescission offer to all members who may believe they had earned stock awards during that period. Two members took advantage of the rescission offer, tendering 1,824 shares. It had no material effect on 2018 results.

Reliance on Related Party

The Company currently has a software license and service agreement with a related party (see Note 5) and has the majority of its ordinary expenses paid by the related party under the terms of that agreement. As a result, the Company’s results of operations may not be indicative of the results that would have occurred if it operated independently.

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Other Matter

As described in Note 10, the Company has reclassified its member preferred stock back distributable liability to paid in capital in excess of par to properly reflect equity accounting for such transactions.

NOTE 3: STOCKHOLDERS’ EQUITY (DEFICIT)

As of the issuance date of these financial statements, 100,000,000 shares of Common Stock and 108,720,309 shares of Preferred Stock were issued and outstanding.

The Articles of Incorporation were Amended and Restated effective July 6, 2015. Among the revised provisions, the Company authorized 150,000,000 shares of Common Stock, par value $0.001 per share and reclassified "Class A Common Stock" to "Common Stock"; authorized 300,000,000 shares of Preferred Stock, par value $0.001 per share and reclassified "Class B Common Stock" to "Preferred Stock"; amended the power to authorize the number of authorized shares to be set by affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Company. The terms and preferences of these reclassified shares were revised where Common Stock, among other provisions, entitles holders to 10 votes for each share of Common Stock, subordinate dividend rights to Preferred Stock, and certain liquidation rights.

The Company filed a Certificate of Designations, Preferences, and Rights of Series A Non-Voting Preferred Stock of iConsumer Corp. (under Section 151 of the Delaware General Corporation Law) on July 6, 2015, designating 250,000,000 shares of Preferred Stock authorized under the Amended and Restated Certificate of Incorporation filed July 6, 2015 as Series A Non-Voting Preferred Stock ("Series A Preferred Stock"), par value $0.001. The Series A Preferred Stock was granted certain rights and preferences including dividend preference on declared and unpaid dividends and liquidation priority for the value paid for the Preferred Shares. The Series A Preferred Stock holders are not entitled to vote on any matters placed to a vote of the stockholders of the Company.

The Company entered into a recapitalization and exchange agreement effective July 6, 2015 with Robert Grosshandler. This agreement stipulated the terms of a tax-free reorganization pursuant to Internal Revenue Code section 368(a), where Robert Grosshandler transferred, assigned, delivered, and surrendered to the Company his pre-recapitalization shares and the Company issued post-recapitalization shares, among other pertinent terms. This exchange retired 1,000,000 Class A Common shares pre-recapitalization and issued 100,000,000 shares of Common Stock and 100,000,000 shares of Series A Non-Voting Preferred Stock, post recapitalization.

In preparation for the trading of its preferred stock on a market under the ticker symbol RWRDP, the Company concluded that certain provisions of the liquidation preference granted under the Certificate of Designations, Preferences, and Rights dated July 6, 2015 were unworkable, as the original issue price was not trackable through subsequent holders of the stock. On January 12, 2018 the Company amended the liquidation preference for the Series A Non-Voting Preferred Stock by consent of the holders of a majority of the Common and Series A Non-Voting Preferred Stock. The amendment reaffirmed that shareholders of record as of January 12, 2018 had a liquidation preference equal to the Original Issue Price of their shares and that subsequent holders of the stock will not have a liquidation preference.

Additionally, the amended language eliminated the liquidation preference for shareholders who acquire their shares subsequent to January 12, 2018.

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NOTE 4: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that commenced principal operations in June 2015 and began to generate meaningful revenue in 2016. It has sustained net losses of $301,916 and $424,600 for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain capital financing from its majority stockholder and/or third parties, including through the Offerings described in Note 6. It plans to incur significant costs in pursuit of its Offerings. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5: RELATED PARTIES

Prior to June 19, 2015, the Company was subject to a three-party oral agreement with iGive.com Holdings LLC (“iGive”) and Outsourced Site Services, LLC (“OSS”), both related parties under common control with shared ownership and management (referred to herein collectively as the “Related Parties”). This agreement stipulated that iConsumer Corp. maintain a website at iConsumer.com that directed traffic to iGive.com (owned and operated by iGive). It maintained that website in such a way as to maximize the traffic to iGive.com. In return, the Related Parties covered all of the costs of maintaining the iConsumer.com website. After launch of the full iConsumer website on June 19, 2015, a site that promotes the iConsumer Corp. planned business operations, this agreement ceased, and iConsumer. Corp. became responsible for its own costs or entering into a formal agreement with either or both of the Related Parties or others.

Effective May 1, 2015, the Company entered into a software license and services agreement (the “License Agreement”) with Outsourced Site Services, LLC (“OSS”), a related party. In accordance with the terms of the License Agreement, the Company’s operations are being run on technology licensed from OSS and OSS is providing the Company with certain support services, as defined in the License Agreement. The fee charged by OSS covers a wide range of services, the majority of which are traditionally reflected in costs of operation. The fee covers executive management, administration, accounting, internal technology support, customer support, product development, general marketing, and communications (marketing and non marketing). A hard to quantify amount covers the care and feeding of retailers and intermediate network / technology providers, retailer recruitment, and similar activities. The fee does not cover legal fees incurred for such activities as SEC filings and other regulatory compliance. The Company has no employees.

For the use of these services and technology, the Company has agreed to pay OSS 20% of its gross revenue, as defined in the License Agreement. The License Agreement provides that in the event the Company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the Company will pay 5% of its gross revenues to OSS. Since OSS is under the common control of Robert Grosshandler, he will have the power to determine whether the Company will continue to be able to rely on the OSS license, and the price it pays for the license. The License Agreement has a term of 20 years. As a result of these agreements the Company’s results of operations may not be indicative of the results that would have occurred if it operated independently.

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As of June 30, 2019 the Company owed $324,475 to the Related Parties for expenses paid on the Company's behalf since inception, compared to $268,489 owed as of June 30, 2018.

NOTE 6: OFFERINGS

Subsequent to December 31, 2015, the Company began pursuing an offering (“Offering”).  The Offering called for the Company to offer for sale under Regulation A, $2,000,000 of its Series A Non-Voting Preferred Stock at a price of $0.045 per share. Sales of these securities commenced on September 29, 2016, upon qualification of the Company’s offering statement by the SEC.  The offering was a continuous offering. It allowed for multiple closings.  The first closing occurred in December 2016, with net proceeds of $147,525, representing the investments of 19 individuals.  As of December 31, 2016, the Company had unfunded commitments for $7,000 which were paid in January 2017. The Company’s offering statement was amended, and on February 13, 2017 it was requalified by the SEC, to adjust the subscription agreement, and change the price per share from $0.045 to $0.09. The Company continued to sell shares for cash in the Offering through May 11, 2017.  The Company incurred costs of $15,751.

In order to seek quotation of the Series A Non-Voting Preferred stock on the OTCQB market, FINRA rules required the Company to cease issuing shares in the Offering in order to receive the FINRA approvals necessary to facilitate quotation of its stock. It ceased issuing shares under the offering statement on May 11, 2017.

FINRA issued the Company Series A Non-Voting Preferred stock the ticker symbol RWRDP in December 2017. The OTC markets subsequently began quoting RWRDP on the OTCQB market. In February 2018, the Depositary Trust Corporation made RWRDP DTC eligible, which allowed electronic quotation and trading. In March 2018 the first shares of RWRDP were traded on the OTCQB market.

In January 2018 the Company filed an offering statement under Regulation A with the SEC (“Follow On Offering”). The Company proposes to offer for sale in the Follow On Offering $15,000,000 of its Series A Non-Voting Preferred Stock at a price of $0.15 per share. That offering was qualified by the SEC on June 13, 2018. That offering was requalified by the SEC on June 13, 2019. On August 1, 2019 the offering price was raised to $0.18 per share.

As part of its review of the Follow On Offering in March 2018, the SEC informed the Company that it believed that the Company’s stock award activities (see Note 10) subsequent to February 13, 2018 may not have been exempt from the registration or qualification requirements under federal securities laws and may be subject to rescission The Company continues to believe that it has the right under the Stock Award program and its Terms of Service not to make awards under that program when there is not a qualified offering statement in effect, and that any award of shares that may have been recorded on a ledger was subject to those Terms. However, in light of the fact that it was in the interests of the Company to have a larger number of shareholders, the Company decided to treat shares relating to purchases after February 13, 2018 as being earned (subject to compliance with conditions such as the execution of a subscription agreement) and to offer a right of rescission to the holders of all such shares. On October 26, 2018 the Company’s rescission offer was qualified by the SEC. That offer expired on December 6, 2018. Two members took advantage of the offer, rescinding 1,824 shares and $48 in Bitcoin. The rescission offer had no material effect on the Company. The Company is awaiting completed documentation from the rescinding members to complete the transactions.

The Company’s Series A Non-Voting Preferred stock is quoted on the OTCQB market under the ticker symbol RWRDP. There is very little liquidity for RWRDP. The Company cannot guarantee that its securities will ever be tradeable on an exchange or have any substantial liquidity.  These financial statements should not be relied upon as a basis for determining the terms of an offering as this information may not be current or accurate relative to the final terms of the offering.

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The Company began pursuing a private placement of $2,000,0000 of convertible debt in June 2017. The Company had received $154,721 of the private placement as of December 31, 2017 and an additional $13,000 as of December 31, 2018. The debt has a term of three years, accrues interest for the first year at 8/12%, and requires interest only payments in years two and three of 8/12%. The debt is convertible into Series A Preferred Non-Voting stock at a price of $0.075 per share at the option of the holder. This offering utilizes Regulation D 506(c) and is open to accredited investors only.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 20, 2019 the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

NOTE 9: GOVERNANCE

On July 6, 2015 the Company revised the Articles of Incorporation. The Company also ratified Bylaws formalizing the governance policies and procedures for the Company effective July 6, 2015.

On July 6, 2015 by an Action by Joint Written Consent of Sole Director and Sole Stockholder, the Company elected Robert Grosshandler to serve as a member of the Board of Directors and as an Officer of the Company in the capacity of Chief Executive Officer, President, and Secretary. It also set the number of directors of the Company at one, established an Audit Committee of the Company naming Robert Grosshandler as the sole member of such, set the fiscal year as the calendar year, and other actions.

NOTE 10: EQUITY REWARD MARKETING PROGRAM - PROSPECTIVE DILUTION AND OTHER EFFECTS

The Company, in order to attract members, is offering members and others the opportunity to earn equity in the Company as a reward or additional reward for certain activities.  This equity may be earned in exchange for, amongst other activities, becoming a member, recruiting other members, and utilizing the Company’s services to earn cash back on purchases at participating retailers.

Through its offerings (see Note 6), the equity earned is Series A Non-Voting Preferred Stock.  The Company will not receive cash for any such equity earned.  The Company valued this equity at $0.045 per share through February 13, 2017. This valuation is the per share price ($0.045) received in the Offering. Subsequent to February 13, 2017, the Company valued this equity at $0.09 per share. This valuation is the per share price ($0.09) received in the amended Offering beginning February 13, 2017. Subsequent to June 13, 2018, the Company valued this equity at $0.15 per share, pursuant to the Offering qualified by the SEC on that date and re-qualified on June 13, 2019. On August 1, 2019, the Company raised the share price to $0.18 by filing a supplement to its qualified Offering. It began using $0.18 per share price to value equity rewards on that date. The valuation will be adjusted from time to time to reflect the price in the then current offering. Equity distributed under this program will be dilutive to existing shareholders.  If this marketing program is successful, the Company anticipates that significant dilution may result.

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There are still significant hurdles to overcome to make this marketing program commercially reasonable and enable it to stay compliant with appropriate regulations, including but not limited to, state Blue Sky laws.

As of June 30, 2019, the Company had issued and transferred an additional 176,437 shares of Preferred Stock under this marketing program to approximately 45 members. As of December 31, 2018 the Company had issued and transferred 2,089,455 shares of Preferred Stock equity under this marketing program to approximately 2,600 members, who thus became shareholders. The Company recognized a portion of the cost of this program as a marketing expense and the balance as a cost of revenues.  It recognized a total of $24,859 in the first six months of 2019 to reflect this expense. It recognized a total of $270,087 in 2018 to reflect this expense.

As of June 30, 2019, approximately 50,685 members were due 13,929,876 additional shares under this program, but the Company had not yet issued and transferred these shares to its members. As of December 31, 2018, approximately 50,000 members were due 14,223,960 additional shares under this program, but the Company had not yet issued and transferred these shares to its members. Until issued and transferred, the member may forfeit these shares for a variety of reasons, which include, but are not limited to, purchase returns and account inactivity. The Company will issue and transfer these shares upon receiving an executed subscription agreement and appropriate shareholder identification.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	First Amendment to Amended and Restated Certificate of Incorporation (2)
2.3	Bylaws (3)
3.1	Certificate of Designations (4)
4	Form of Subscription Agreement (5)
6.1	Amended and Restated Software Licenses and Services Agreement with Outsourced Site Services, LLC dated May 25, 2016 (6)
6.2	2016 Equity Incentive Plan (7)
6.3	Form of Broker-Dealer Services Agreement with FundAmerica Securities LLC (8)
7	Recapitalization and Exchange Agreement dated July 6, 2015 (9)
8	Form of Escrow Agreement (10)

(1) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460015000006/exhibit2-1.htm

(2) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10795) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000165495418000778/icc_ex22.htm

(3) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460015000006/iconsumercorp-bylaws.htm

(4) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460015000006/exhibit3-1.htm

(5) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10795) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000114420418013698/tv487843_ex4.htm

(6) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460016000165/osslic.htm

(7) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000165495417000348/icon_ex6.htm

(8) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460016000165/bdserv.htm

(9) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460015000006/recapagreement.htm

(10) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000165495417000348/icon_ex8.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on September 23, 2019.

iConsumer Corp.

/s/ Robert N. Grosshandler
By: Robert N. Grosshandler, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

By:	/s/ Robert N. Grosshandler

By:	Robert N. Grosshandler, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Sole Director

Date: September 23, 2019

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